SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On April 18, 2008, Korea Electric Power Corporation (“KEPCO”) entered into a joint development agreement (“JDA”) with Nepal Electricity Authority (“NEA”), a government-owned electric power company located in Kathmandu, Nepal, to carry out a joint hydroelectric power development project named “Upper Modi ‘A’” in Nepal. Under the terms of JDA, KEPCO will build a hydroelectric power plant with a capacity of 42 megawatts, which, upon completion, is expected to account for 7% of the Nepal’s entire electric capacity, and operate the plant for 30 years after the completion of the construction. The currently estimated size of the project is approximately US$80 million. KEPCO and NEA will receive equity interests in a special purpose vehicle to be newly created to oversee the project in proportion to their respective cash contribution to the project. The proportion of the equity interest will be decided by a joint development committee whose members will consist of representatives from KEPCO and NEA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: April 22, 2008